**THE WILLIAMS CAPITAL GROUP, L.P.
AND SUBSIDIARIES**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 9th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Wo — (212) 830-4521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Withum Smith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

AFFIRMATION

I, Christopher J. Williams, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to The Williams Capital Group, L.P. and subsidiaries for the year ended December 31, 2018, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Chief Executive Officer and President



Notary Public

DIANNE CALABRISOTTO
Notary Public, State of New York
No. 01CA6083162
Qualified in New York County
Commission Expires January 5, 20 23

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partners' Capital.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
      Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section
240.17a-5(e)(3).*

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
The Williams Capital Group, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries (the "Partnership"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Partnership's auditor since 2015.

New York, New York
February 26, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	6,735,523
Cash segregated under federal and other regulations		95,790
Securities owned, at fair value		10,132,053
Receivable from clearing broker, including clearing deposit of $1,530,648		5,439,140
Underwriting and other fees receivable		1,992,698
Property and equipment, net		195,096
Security deposits		250,367
Other assets		418,268
	$	25,258,935

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Payable to clearing broker	$	9,998,797
Accounts payable and accrued expenses		3,753,454
Due to affiliate		6,347
Liabilities subordinated to claims of general creditors		3,000,000
Deferred leasehold improvement		60,306
Total liabilities		16,818,904
Partners' capital		8,440,031
	$	25,258,935

See accompanying notes to consolidated financial statement.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

December 31, 2018

1.   Nature of operations

The Williams Capital Group, L.P. ("WCG") is a Delaware limited partnership. WCG is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WCG's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital Management, LLC ("WCM"), a wholly owned subsidiary of WCG, is a Registered Investment Advisor (RIA) under the Investment Advisors Act of 1940, as amended, with the SEC, organized in January 2002 in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. WCM has a 35% ownership interest in Williams Equity Investors, LLC ("WEI"), an investment company. WEI has a 55% ownership interest in Cordova, Smart & Williams, LLC, a management company that provides investment advisory services to a private equity fund, and a 38% ownership interest in Williams Capital Partners Advisors, L.P., an investment company.

2.   Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statement includes the accounts of WCG, its wholly-owned subsidiary WCM, (collectively "the Partnership"). The financial position and results of operations of WEI have not been consolidated due to the inability of WCM to exhibit control over their operations. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its affiliates are additionally involved in investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Partnership considers amounts held in money market accounts to be cash equivalents.

Securities Owned, at fair value

Securities owned, which consists of equities and U.S. government treasury securities, are valued at fair value. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported price if sold short.

Receivable from Clearing Broker

Receivable from clearing broker consists primarily of commissions related to securities transactions and includes a good faith deposit of $1,530,648 maintained by the Partnership with its clearing broker.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

2. **Summary of significant accounting policies (continued)**

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Office and other equipment	3 years	Straight-line
Software	3 years	Straight-line

Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with GAAP, which requires the Partnership to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Security Deposits

Security deposits are comprised of a certificate of deposit which collateralizes a letter of credit held by the lessor of the Partnership's office space in New York City.

Revenue Recognition

Effective January 1, 2018, the Partnership adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The Partnership completed an assessment of the impact of ASC Topic 606 on its existing revenue recognition policies and adopted the guidance on January 1, 2018 using the modified retrospective method of adoption. Based on the analysis completed to date, the new rule does not have a material impact on its financial statements and resulted in no adjustment to partners' capital as of January 1, 2018.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

2. Summary of significant accounting policies (continued)

Significant judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Partnership has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Underwritings and private placements
The Partnership underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Partnership acts as an underwriter. Revenue is recognized on the trade date (the date on which the Partnership sells the securities to customers) for the portion of the syndicate for which the Partnership has sold to customers. The Partnership has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as the performance obligation has been satisfied, there are no significant actions which the Partnership needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Partnership immediately expenses those costs.

Advisory
The Partnership provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Partnership and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Receivables and Contract Balances
Receivables arise when the Partnership has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018, the receivables balance was $3,496,469. At December 31, 2018, there were receivables of $1,992,698 reported in the consolidated statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Partnership's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Partnership satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2018 and December 31, 2018, there were no contract assets or contract liabilities.

---

2. Summary of significant accounting policies (continued)

Stock-Based Compensation

In accordance with GAAP, the Partnership is required to measure the cost of employee services received in exchange for an award of equity instruments based on fair value of the award (with limited exceptions) at the grant-date. This cost will be recognized over the period during which an employee is required to provide service in exchange for the award for the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Income Taxes

WCG makes no provision for federal income taxes since the income or loss of the Partnership is allocated to the individual partners for inclusion in their personal income tax returns. However, the Partnership is subject to a 4% New York City Unincorporated Business Tax. As of December 31, 2018, the provision for income taxes consists of approximately $93,000 for New York City Unincorporated Business Tax which is included in other expenses on the consolidated statement of operations.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

WCG files its income tax returns in the U.S. federal and various state and local jurisdictions which include the results of operations of WCM, which is a disregarded entity for U.S. federal and state tax purposes.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

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2. Summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Partnership values investments in securities owned and securities held for investment that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Soft Dollar Arrangements

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Recent Accounting Pronouncements

In November 2016, the FASB issued guidance which reduced the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance required that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Partnership adopted the guidance retrospectively as of January 1, 2018. Upon adoption, changes in restricted cash, which had previously been presented as operating activities, are now included within beginning and ending cash and cash equivalents, including restricted cash equivalents in its consolidated statements of cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Partnership evaluated the effect of the ASU, and determined there is no material effect on partners' capital, related disclosures or on net capital as a result of the SEC's no action letter on this topic. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Partnership expects to record a right-of-use asset of $728,000 and related lease liability of $728,000 upon the adoption of this accounting standard update.

3. Cash segregated under federal and other regulations

Cash of $95,790 was segregated under federal regulations for the exclusive benefit of customers. These amounts were sufficient at December 31, 2018 for the Partnership to meet its responsibility to segregate reserve funds.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

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4. Fair value measurements

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2018:

	Quoted prices in active markets for identical assets (Level 1)	Other significant observable inputs (Level 2)	Other significant Unobservable inputs (Level 3)	Balances as of December 31, 2018
Common Stock	$ 132,053			$ 132,053
US Government Obligations	10,000,000			10,000,000
Total	$ 10,132,053	$ -	$ -	$ 10,132,053

All transfers are recognized by the Partnership at the end of each reporting period. There were no transfers into and out of each level of the fair value hierarchy during the year ended December 31, 2018.

5. Related party transactions

The General Partner's sole stockholder is a 68% limited partner in WCG at December 31, 2018. The sole stockholder of the General Partner is also a salaried employee of WCG.

6. Property and equipment

Details of property and equipment at December 31, 2018 are as follows:

Office and other equipment	$ 922,857
Leasehold improvements	984,910
Furniture and fixtures	488,457
Software	21,888
	2,418,112
Less accumulated depreciation and amortization	(2,223,016)
	$ 195,096

7. Liabilities subordinated to claims of general creditors

The Partnership maintains a subordinated loan agreement ("Subordinated Loan") with its clearing broker that was amended and which extended the maturity date to July 3, 2020. At December 31, 2018, the Partnership has $3,000,000 outstanding under this facility and was charged approximately $452,000 in interest on the subordinated debt. The Partnership made a repayment of $2,000,000 of subordinated loans from its clearing broker during 2018. The repayment was made in accordance with agreements approved by FINRA. The note bears interest at an effective annual rate equal to the greater of the prime rate (5.50% at December 31, 2018) plus 5.00% per annum, the federal funds rate (2.25% at December 31, 2018) plus 5% per annum or the LIBOR rate (2.80% at December 31, 2018) plus 5% per annum. The Subordinated Loan is pursuant to a written agreement subject to the rules and regulations of the SEC and, as such, is available in computing net capital under the SEC's Uniform Net Capital Rule.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

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7. Liabilities subordinated to claims of general creditors (continued)

During the year ended December 31, 2018, the partnership obtained one temporary subordinated loan from its clearing broker for $8,000,000 which matured and was repaid during 2018. This loan and repayment were in accordance with agreements approved by FINRA.

8. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible to participate in the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $18,500, plus an additional $6,000 for employees over 50, in calendar year 2018. The Partnership does not make a matching contribution.

9. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership has elected to operate under that portion of the Rule which requires that the Partnership maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule. At December 31, 2018, the Partnership's net capital was approximately $9,078,000 which was approximately $8,825,000 in excess of its required net capital of approximately $253,000. The ratio of aggregate indebtedness to net capital, at December 31, 2018 was 0.42 to 1.

10. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Partnership does maintain a "Special Reserve Account For The Exclusive Benefit Of Customers" for purposes of commission sharing and soft dollar arrangements. At December 31, 2018, the balance in this account was sufficient to repay all amounts due to customers under these arrangements.

11. Off-balance sheet risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

12.   Commitments and contingencies

The Partnership is occasionally named as a defendant in several class action lawsuits against a number of securities dealers. While the outcome of these lawsuits cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position and results of operations of the Partnership.

The Partnership has entered into non-cancelable operating leases for office facilities expiring through 2020, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately $751,000 for the year ending 2019, and $13,000 for the year ending 2020.

The Partnership has a revenue sharing and reimbursement agreement with a third party. Under the terms of the agreement, the Partnership has agreed to employ various members of the third party and other individuals, and to cover certain infrastructure costs related to this arrangement, in exchange for a portion of certain revenues generated by such members and individuals. The Partnership is to invoice the third party on a quarterly basis for expenses to be paid by the third party to the Partnership. As of December 31, 2018, there were no amounts due to the Partnership related to this agreement.

13.   Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the general partner's written consent up to the number of units which the General Partner permits.

Valuation of the options is based upon the net asset value of the Partnership at the time of grant. As such outstanding options have exercise prices ranging from $0.03 to $1.14. All options are fully vested and have no expiration date. The Partnership will value any additional options issued using option-pricing models adjusted for the unique characteristics of these instruments.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

	Number of Units Outstanding	Weighted Average Exercise Price
Beginning of year	297,430	$ 0.66
Grants	-	$ -
Forfeitures	-	$ -
End of year	297,430	$ 0.66

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statement

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13. **Option plan (continued)**

The following table summarizes information about options outstanding at December 31, 2018:

Exercise prices		Number of Units Outstanding	Weighted Average Exercise Price	
$	0.03	112,500	$	0.03
$	0.78	52,500	$	0.78
$	1.14	132,430	$	1.15
		297,430		

14. **Concentrations of credit risk**

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. At times, the Partnership's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000. Management monitors the financial condition of the financial institutions and does not anticipate any losses from its counterparties.